July 16, 2014

Ms. Ellie Quarles

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Export-Import Bank of Korea
The Republic of Korea
Post-Effective Amendment No. 5 to
Registration Statement under Schedule B
File No. 333-180273
Filed June 13, 2014

Dear Ms. Quarles:

On behalf of our clients, The Export-Import Bank of Korea (“KEXIM”) and The Republic of Korea (the “Republic” and, together with KEXIM, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated July 2, 2014, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-180273) (the “Registration Statement”) filed with the Commission on June 13, 2014. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Post-Effective Amendment No. 6 to the Registration Statement (“PEA No. 6”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of PEA No. 6.

Ms. Ellie Quarles

July 16, 2014

General

1.	Please update all statistics to provide the most recent data available.

In response to the Staff’s comment, the Registrants have updated all data to the extent available, including the Korea Composite Stock Price Index on page 187, exchange rate on page 191, current account surplus on page 192, trade surplus on page 197, foreign currency reserve on page 199 and consolidated central government revenues and expenditures on page 200.

Overview, page 3

2.	Please advise us why the amount stated as KEXIM’s authorized capital by the Government’s January 2014 amendments to the KEXIM Act on page 3 does not agree with the amount stated on page 5.

In January 2014, the Government amended the KEXIM Act and increased KEXIM’s authorized capital to ￦15,000 billion. The authorized capital amount disclosed under the heading “Capitalization” on page 4 shows the amount as of December 31, 2013, which is ￦8,000 billion. To avoid any confusion and make this information clear, the Registrants have added disclosure in footnote number (1) under the capitalization table on page 4 that in January 2014, the Government increased KEXIM’s authorized capital from ￦8,000 billion to ￦15,000 billion and as of March 31, 2014, KEXIM’s authorized capital was ￦15,000 billion.

Selected Financial Statement Data, 2013, page 8

3.	Please discuss the reasons for the sales of your equity interests that you describe as principle factors for the decrease in net income in 2013 compared to 2012.

In response to the Staff’s comment, the Registrants have added disclosure on page 8.

Asset Quality, page 16

4.	Please discuss the reasons for the significant increase in sub-standard loan amounts between 2012 and 2013 that you describe in the table under Asset Classifications.

In response to the Staff’s comment, the Registrants have added disclosure in footnote number (3) on page 18 to provide the reason for the increase in the sub-standard loan amount and the decrease in the precautionary loan amount.

Sources of Funding, page 21

5.	We note disclosure here and on page 3 that one of the primary ways you obtain funds is from borrowings from the Government and governmental agencies. The third paragraph in this section indicates that those borrowings have been substantially reduced. Please revise the disclosure on funds received from the Government to reflect the current form of these contributions.

In response to the Staff’s comment, the Registrants have revised the disclosure on pages 3 and 21.

Ms. Ellie Quarles

July 16, 2014

Financial Statements and the Auditors, page 38

6.	We note that you state the present Auditor who is responsible for examining your financial operations and auditing your financial statements and records was appointed for a three-year term on April 13, 2011. Please confirm that Sun-Young Bae is still your present Auditor.

In response to the Staff’s comment, the Registrants have revised the disclosure on page 38.

Government and Politics, page 163

7.	To the extent material, please discuss any material effect of the resignation of Prime Minister Chung Hong-won on the Export-Import Bank of Korea and the Republic of Korea.

In April 2014, Prime Minister Chung Hong-won tendered his resignation in response to the Government’s handling of the Sewol passenger ferry sinking where hundreds of passengers, who were predominantly high school students, drowned. After initially considering accepting Prime Minister Chung Hong-won’s resignation, President Park Guen-hye decided to retain Prime Minister Chung Hong-won in June 2014. During the period between the tendering of Prime Minster Chung Hong-won’s resignation and President Park Guen-hye’s rejection of the resignation, Prime Minister Chung Hong-won continued to act as Prime Minister and fully executed the duties of the office. As a result, the Registrants believe that the tender of resignation and its subsequent rejection did not have any material effect on KEXIM’s financial position or the Republic’s economy.

The Economy, page 166

8.	In an appropriate location, please discuss the Republic’s growing household debt, slowing internal demand, and ageing population to the extent that these factors have had or are expected to have a material effect on the economy.

In response to the Staff’s comment, the Registrants have added disclosure on page 169 regarding domestic developments (including growing household debt, slowing consumer spending and aging population) that could have a material effect on the Republic’s economy.

Ms. Ellie Quarles

July 16, 2014

Gross Domestic Product, page 170

9.	Please consider including a table that presents selected economic data for the Republic, such as GDP at current and chained prices, unemployment, inflation, public finance, trade data, and public debt information. With respect to indebtedness, please present internal and external indebtedness as a percentage of GDP.

In response to the Staff’s comment, the Registrants have added a table showing selected economic data on page 167.

Industrial Sectors, page 174

10.	In the narrative discussions of each sector, please discuss the underlying reasons for material changes from year-to-year.

In response to the Staff’s comment, the Registrants have added disclosure from page 176 to page 181 to explain the reasons for material changes in production, domestic consumption, exports, inflation and/or unemployment.

Electricity and Gas, page 177

11.	Please discuss the Republic’s policy shift to reduce reliance on nuclear power, as well as its approval of a $7 billion project to build two nuclear power plants.

In response to the Staff’s comment, the Registrants have added disclosure on page 179 to show the Republic’s policy change in the target proportion of nuclear supply in the Republic’s energy supply mix, approval of two nuclear power plants in line with previously announced plans and its energy policy.

Prices, Wages and Employment, page 178

12.	Please present employment data by economic sector. Also consider disclosing employment data by gender.

In response to the Staff’s comment, the Registrants have added a table showing employment data by industry and gender on page 181.

Balance of Payments and Foreign Trade, page 188

13.	Please include information on the percentage of GDP that consists of imports and exports for the past five years.

In response to the Staff’s comment, the Registrants have added disclosure on page 194 to show exports and imports as a percentage of GDP for the past five years.

Ms. Ellie Quarles

July 16, 2014

Trade Balance, page 191

14.	Please discuss the primary reasons for material changes in exports and imports.

In response to the Staff’s comment, the Registrants have added disclosure on pages 196 and 197 to discuss the primary reasons for material changes in exports and imports.

15.	To the extent material, describe the free trade agreements that the Republic has entered into or that are pending with jurisdictions other than the United States and the European Union.

In response to the Staff’s comment, the Registrants have added disclosure on page 198 to describe the free trade agreements that the Republic entered into and is currently negotiating with its trading partners.

Foreign Currency Reserves, page 195

16.	Please clarify whether the Republic’s foreign currency reserves include any nonconvertible currencies.

In response to the Staff’s comment, the Registrants have added disclosure in footnote number (2) on page 199 to clarify that more than 95% of the Republic’s foreign currency reserves are comprised of convertible foreign currencies.

17.	Please update the disclosure beneath the table to discuss periods in addition to 2007, 2008 and 2014.

In response to the Staff’s comment, the Registrants have added disclosure on page 199 to discuss the Republic’s foreign currency reserves in 2009, 2010, 2011, 2012 and 2013.

18.	As appropriate, please discuss projections of the won’s appreciation against the US dollar and the Japanese yen and any material effect the projected appreciation is expected to have on exports and imports.

In response to the Staff’s comment, the Registrants have added disclosure on page 198 to discuss the appreciation of the Won against the US dollar and the Japanese yen and any material effect on the Republic’s exports.

Government Finance, page 195

19.	Please expand the discussion of the budget to disclose revenues and expenditures by categories and the amounts allocated to each.

In response to the Staff’s comment, the Registrants have updated the consolidated Government revenues and expenditures table on page 200 to show the Government’s revenues and expenditures by categories on a budget basis and an actual basis.

Ms. Ellie Quarles

July 16, 2014

Debt, page 197

20.	Please identify the government body that administers the national debt.

In response to the Staff’s comment, the Registrants have identified on page 201 that the Ministry of Strategy and Finance administers the national debt of the Republic.

Legal Matters, page 224

21.	It does not appear that you have filed updated legal opinions in connection with debt takedowns. Please advise us whether this is consistent with Section II.B.2.a of Staff Legal Bulletin 19 (October 14, 2011).

The Korean counsel and international legal counsel will file updated legal opinions in connection with takedowns to comply with guidance provided in Section II.B.2.a of Staff Legal Bulletin 19 (October 14, 2011).

Experts, page 224

22.	Please remove the limitation included in this paragraph, the auditor’s consent and the auditor’s report indicating that the auditor’s report and accompanying separate financial statement are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

In response to the Staff’s comment, the Registrants and independent auditors have removed the limitation language under the heading “Experts” on page 228, in the auditor’s consent letter and in the auditor’s report.

Exhibit H

23.	Please confirm that you have filed the final version of the Export-Import Bank of Korea Act. Article 4 of the KEXIM Act filed on April 15, 2014 appears to include the incorrect amount of authorized capital, which does not agree with the parenthetical included in the Act.

In response to the Staff’s comment, the Registrants have corrected the amount of the authorized capital in the KEXIM Act and are filing the revised KEXIM Act in PEA No. 6 (as Exhibit H).

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

Ms. Ellie Quarles

July 16, 2014

*        *        *         *        *        *        *

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or PEA No. 6 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +822-6353-8006, by fax at +822-6353-8099 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	Kyung-taek Shin, The Export-Import Bank of Korea

Sang Hun Kim, The Export-Import Bank of Korea

Suk-Kwon Na, The Republic of Korea